Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537



METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

22 May 2003

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Mr M Coco
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
United States of America



03022134

File Number
82-4279

SUPPL

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Dear Sir

RULE 12g3-2(b) EXEMPTION

I refer to release number 34-45855 (international series release number 1257) dated 1 May 2003, and, more particularly, to the first paragraph thereof, and advise that while this company has total assets in excess of $10 000 000 and a class of equity securities held of record by 500 or more persons, considerably less than 300 reside in the United States.

I would appreciate it if you could advise me whether, in view of the above, it is necessary to continue to lodge with the Commission all documents issued by this company.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary



Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

22 May 2003

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549
United States of America

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of an announcement published today on the news service (SENS) of the JSE Securities Exchange South Africa, which document shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

File Number
82-4279

Metro Cash and Carry Limited ("Metro")
Share code: MTC
ISIN: ZAE000012688

Metro's Australian subsidiary announces excellent results

Metro Cash and Carry Limited's Australian subsidiary, Metcash Trading Limited ("Metcash"), today announced its audited results for the financial year ending 30 April 2003. Salient features of the announcement were -

- Turnover across the 3 core business pillars increased by 16% to R35.9 billion (A$6.7bn)
- Profit before tax up 41% to R674m (A$126m)
- Profit after tax up 41% to R435 million (A$81.3m)
- The group's strong performance generated R793m (A$148m)in cash from operations

Metcash announced a final dividend for the year of Au4.6c per share, making a total dividend for the year of Au8.6c per share (2002: Au5.0c).

The Chief Executive of Metcash, Andrew Reitzer, expressed his satisfaction with the performance of all 3 divisions of Metcash, adding that Metcash remains poised to further boost sales and profit in the new financial year due to organic growth, rationalisation of business mix and disciplined management of operational costs. Accordingly, it is anticipated that profits for the next financial year will increase by about 15% over the current year.

Sponsor
SASFIN
22 May 2003